Exhibit 99.1

Fuwei Films Announces Its Unaudited Financial Results for the Third Quarter of 2020

-Teleconference to be held on November 24, 2020 at 8:00 am ET-

BEIJING, November 23, 2020 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the third quarter of 2020 ended September 30, 2020.

Third Quarter 2020 Financial Highlights

●	Net sales were RMB84.3 million (US$12.4 million), compared to RMB79.6 million during the same period in 2019.

●	Sales of specialty films were RMB54.4 million (US$8.0 million) or 64.6% of total revenues as compared to RMB40.6 million or 51.0% in the same period of 2019.

●	Overseas sales were RMB7.8 million or US$1.1 million, or 9.2% of total revenues, compared with RMB11.6 million or 14.6% of total revenues in the third quarter of 2019.

●	Gross profit was RMB36.0 million (US$5.3 million), representing a gross margin rate of 42.7%, as compared to gross profit of RMB21.6 million and a gross margin rate of 27.1% for the same period in 2019.

●	Net profit attributable to the Company was RMB13.5million (US$2.0 million) compared to net profit attributable to the Company of RMB3.4 million during the same period in 2019, representing an increase in profit of RMB10.1 million.

First Nine Months of 2020 Financial Highlights

●	Net sales were RMB250.4 million (US$36.9 million), compared to RMB248.8 million during the same period in 2019.

●	Sales of specialty films were RMB142.4 million (US$21.0 million) or 56.9% of total revenues as compared to RMB114.7 million or 46.1% in the same period of 2019.

●	Overseas sales were RMB21.1 million (US$3.1 million), or 8.4% of total revenues, compared with RMB42.2 million or 16.9% of total revenues in the same period in 2019.

●	Gross profit was RMB100.2 million (US$14.8 million), representing a gross margin of 40.0%, compared with gross profit of RMB52.6 million or a gross margin of 21.2% in the same period of 2019.

●	Net profit attributable to the Company was RMB40.5 million (US$6.0 million) compared to net profit attributable to the Company of RMB1.0 million during the same period in 2019, representing an increase of RMB39.5 million from the same period in 2019.

Mr. Lei Yan, Chairman and CEO of Fuwei Films, commented, “Despite the challenging industry environment and the outbreak of the COVID-19 pandemic which has caused significant and adverse effects on the global economy, our orders remain solid and sales are relatively stable. Sales of specialty films increased continuously which accounted for 64.6% of our total revenues during the quarter. In addition, we maintained profitability for six consecutive quarters. We believe these results benefit from our commitment to innovation and differentiated marketing strategy which have expanded the end-user applications of our films products. We will continue with these efforts and expect that they will enable the Company to capitalize on new opportunities despite challenging industry and economic conditions.”

Third Quarter 2020 Results

Net sales during the third quarter ended September 30, 2020 were RMB84.3 million (US$12.4 million), compared to RMB79.6 million during the same period in 2019, representing a year-over-year increase of RMB4.7 million or 5.9%. The decrease of average sales price caused a decrease of RMB3.2 million and the sales volume increase caused an increase of RMB7.9 million.

In the third quarter of 2020, sales of specialty films were RMB54.4 million (US$8.0 million) or 64.6% of total revenues as compared to RMB40.6 million or 51.0% in the same period of 2019, representing a year-over-year increase of RMB13.8 million, or 34.0% as compared to the same period in 2019. The decrease in average sales price caused a decrease of RMB2.0 million and the increase in the sales volume caused an increase of RMB15.8 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended September 30, 2020		% of Total	Three-Month Period Ended September 30, 2019	% of Total
	RMB	US$		RMB
Stamping and transfer film	19,860	2,926	23.6%	26,552	33.3%
Printing film	6,261	922	7.4%	7,881	9.9%
Metallization film	451	66	0.5%	1,197	1.5%
Specialty film	54,435	8,017	64.6%	40,559	51.0%
Base film for other application	3,309	487	3.9%	3,397	4.3%

	84,316	12,418	100.0%	79,586	100.0%

Overseas sales were RMB7.8 million or US$1.1 million, or 9.2% of total revenues, compared with RMB11.6 million or 14.6% of total revenues in the third quarter of 2019. The decrease in average sales price caused a decrease of RMB0.6 million and the decrease in sales volume resulted in a decrease of RMB3.2 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended September 30, 2020		% of Total	Three-Month Period Ended September 30, 2019	% of Total
	RMB	US$		RMB
Sales in China	76,518	11,270	90.8%	67,993	85.4%
Sales in other countries	7,798	1,148	9.2%	11,593	14.6%

	84,316	12,418	100.0%	79,586	100.0%

Gross profit was RMB36.0 million (US$5.3 million) for the third quarter ended September 30, 2020, representing a gross margin rate of 42.7%, as compared to gross profit of RMB21.6 million and a gross margin rate of 27.1% for the same period in 2019. Correspondingly, gross margin rate increased by 15.6 percentage point compared to the same period in 2019.

Operating expenses for the third quarter ended September 30, 2020 were RMB20.9 million (US$3.1 million), which was RMB4.6 million, or 28.2% higher than the same period in 2019. This increase was mainly due to the change of accounting estimate which caused the increase of accrual depreciation of the third production line.

Net profit attributable to the Company during the third quarter ended September 30, 2020 was RMB13.5 million (US$2.0 million) compared to net profit attributable to the Company of RMB3.4 million during the same period in 2019, representing an increase in profit of RMB10.1 million.

Financial Results for the Nine Months Ended September 30, 2020

Net sales during the nine-month period ended September 30, 2020 were RMB250.4 million (US$36.9 million), compared to RMB248.8 million, during the same period in 2019, representing an increase of RMB1.6 million or 0.6%, mainly due to the increase in sales volume.

In the nine-month period ended September 30, 2020, sales of specialty films were RMB142.4 million (US$21.0 million) or 56.9% of total revenues as compared to RMB114.7 million or 46.1% in the same period of 2019, which was an increase of RMB27.7 million, or 24.1% as compared to the same period in 2019. The decrease of average sales price caused a decrease of RMB6.0 million and the increase in the sales volume caused an increase of RMB33.7 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Nine-Month Period Ended September 30, 2020		% of Total	Nine-Month Period Ended September 30, 2019	% of Total
	RMB	US$		RMB
Stamping and transfer film	80,267	11,823	32.1%	86,675	34.9%
Printing film	17,851	2,629	7.1%	28,613	11.5%
Metallization film	3,112	458	1.2%	3,811	1.5%
Specialty film	142,400	20,973	56.9%	114,713	46.1%
Base film for other applications	6,775	998	2.7%	14,965	6.0%

	250,405	36,881	100.0%	248,777	100.0%

Overseas sales during the nine months ended September 30, 2020 were RMB21.1 million (US$3.1 million), or 8.4% of total revenues, compared with RMB42.2 million or 16.9% of total revenues in the same period in 2019. This was RMB21.1 million lower than the same period in 2019. The decrease in sales volume resulted in a decrease of RMB21.6 million and the increase of average sales price caused an increase of RMB0.5 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Nine-Month Period Ended September 30, 2020		% of Total	Nine-Month Period Ended September 30, 2019	% of Total
	RMB	US$		RMB
Sales in China	229,301	33,772	91.6%	206,625	83.1%
Sales in other countries	21,104	3,109	8.4%	42,152	16.9%

	250,405	36,881	100.0%	248,777	100.0%

Gross profit was RMB100.2 million (US$14.8 million) for the first nine months ended September 30, 2020, representing a gross margin of 40.0%, as compared to a gross margin of 21.2% for the same period in 2019. Correspondingly, gross margin increased by 18.8 percentage. Average product sales prices decreased by 0.9% compared to the same period last year while the average cost of goods sold decreased by 24.7% compared to the same period last year.

Operating expenses for the nine months ended September 30, 2020 were RMB54.7 million (US$8.1 million), compared to RMB44.9 million in the same period in 2019, which was RMB9.8 million or 21.8% higher than the same period in 2019. This increase was mainly due to the change of accounting estimate which caused the increase of accrual depreciation of the third production line.

Net profit attributable to the Company during the first nine-month period of 2020 was RMB40.5 million (US$6.0 million) compared to net profit attributable to the Company of RMB1.0 million during the same period in 2019, representing an increase of RMB39.5 million from the same period in 2019 due to the factors described above.

Cash, cash equivalent and restricted cash totaled RMB88.8 million (US$13.1 million) as of September 30, 2020. Total shareholders’ equity was RMB248.7 million (US$36.6 million).

As of September 30, 2020, the Company had 3,265,837 basic and diluted total ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Tuesday, November 24, 2020, at 8:00 a.m. ET / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-844-369-8770 in North America, or +1-862-298-0840 internationally, approximately 5 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-481-4010 in North America, or +1-919-882-2331 internationally, and entering the following Conference ID: 38820. The replay will be available until December 8, 2020.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People's Republic of China ("China") conducted by certain countries; uncertainty around coronavirus (COVID-19) outbreak and the effects of government and other measures seeking to contain its spread, uncertainty around U.S.-China trade war and its effect on the Company's operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms. Xiaoli Yu
Investor Relations Officer
Phone: +86-133-615-59266
Email: fuweiIR@fuweifilms.com

In the U.S.:

Shiwei Yin
Investor Relations
Grayling
Phone: +1-646-284-9474
Email: shiwei.yin@grayling.com

Financial Tables to Follow

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

(amounts in thousands except share and per share value)

(Unaudited)

	September 30, 2020		December 31, 2019
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	86,310	12,712	60,871
Restricted cash	2,500	368	25,500
Accounts and bills receivable, net	23,403	3,447	26,960
Inventories	27,294	4,020	23,584
Advance to suppliers	7,981	1,175	6,277
Prepayments and other receivables	1,254	185	1,058
Deferred tax assets – current	1,286	189	1,266
Total current assets	150,028	22,096	145,516

Property, plant and equipment, net	278,210	40,976	302,642
Construction in progress	1,069	157	-
Lease prepayments, net	15,351	2,261	15,762
Advance to suppliers - long term, net	1,542	227	1,542
Deferred tax assets - non current	403	59	509

Total assets	446,603	65,776	465,971

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	65,000	9,573	65,000
Due to related parties	92,846	13,675	119,297
Accounts payables	23,026	3,391	19,532
Notes payable	3,400	501	41,000
Advance from customers	5,127	755	5,204
Accrued expenses and other payables	6,491	956	5,454
Total current liabilities	195,890	28,851	255,487

Deferred tax liabilities	2,024	298	2,290

Total liabilities	197,914	29,149	257,777

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)	13,323	1,962	13,323
Additional paid-in capital	311,907	45,939	311,907
Statutory reserve	37,441	5,514	37,441
Accumulated deficit	(114,822)	(16,911)	(155,317)
Cumulative translation adjustment	840	123	840
Total equity	248,689	36,627	208,194
Total liabilities and equity	446,603	65,776	465,971

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended September 30,			The Nine-Month Period Ended September 30,
	2020		2019	2020		2019
	RMB	US$	RMB	RMB	US$	RMB
Net sales	84,316	12,418	79,586	250,405	36,881	248,777
Cost of sales	48,276	7,110	57,996	150,171	22,118	196,154

Gross profit	36,040	5,308	21,590	100,234	14,763	52,623

Operating expenses
Selling expenses	4,200	619	3,236	11,658	1,717	9,737
Administrative expenses	16,735	2,465	13,083	43,058	6,342	35,113
Total operating expenses	20,935	3,084	16,319	54,716	8,059	44,850

Operating income	15,105	2,224	5,271	45,518	6,704	7,773

Other income (expense)
- Interest income	637	94	255	1,494	220	671
- Interest expense	(2,240)	(330)	(2,240)	(6,697)	(986)	(6,675)
- Others income (expense), net	(118)	(17)	80	-	-	(792)

Total other expense	(1,721)	(253)	(1,905)	(5,203)	(766)	(6,796)

Income before provision for income taxes	13,384	1,971	3,366	40,315	5,938	977

Income tax benefit	99	15	77	180	27	44

Net income	13,483	1,986	3,443	40,495	5,965	1,021

Other comprehensive loss
- Foreign currency translation adjustments	-	-	1	-	-	-

Comprehensive income	13,483	1,986	3,444	40,495	5,965	1,021

Income per share, Basic and diluted	4.13	0.61	1.05	12.40	1.83	0.31
Weighted average number ordinary shares, Basic and diluted	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(amounts in thousands except share and per share value)

(Unaudited)

	The Nine-Month Period Ended September 30,
	2020		2019
	RMB	US$	RMB
Cash flow from operating activities
Net income	40,495	5,965	1,021
Adjustments to reconcile net loss to net cash used in operating activities
- Depreciation of property, plant and equipment	29,086	4,284	33,957
- Amortization of intangible assets	401	59	400
- Deferred income taxes	(180)	(27)	(44)
- Bad debt (recovery) expense	131	19	(897)
-Inventory provision	-	-	724
Changes in operating assets and liabilities
- Accounts and bills receivable	3426	505	(72)
- Inventories	(3,710)	(546)	1,815
- Advance to suppliers	(1,705)	(251)	(4,833)
- Prepaid expenses and other current assets	(186)	(27)	(155)
- Accounts payable	3,494	515	393
- Accrued expenses and other payables	313	46	501
- Advance from customers	(77)	(11)	2,447
- Tax payable	724	107	368

Net cash provided by (used in) operating activities	72,212	10,638	35,625

Cash flow from investing activities
Purchases of property, plant and equipment	(4,653)	(685)	(12,889)
Restricted cash related to trade finance	-	-	-
Advance to suppliers - non current	-	-	-
Amount change in construction in progress	(1,069)	(157)	366

Net cash used in investing activities	(5,722)	(842)	(12,523)

Cash flow from financing activities
Principal payments of bank loans	-	-	-
Proceeds from short-term bank loans	-	-	50
Proceeds from related party	(26,451)	(3,896)	3,457
Change in notes payable	(37,600)	(5,538)	1,400

Net cash provided by financing activities	(64,051)	(9,434)	4,907

Effect of foreign exchange rate changes	-	311	-

Net increase in cash and cash equivalent	2,439	673	28,009

Cash and cash equivalent
At beginning of period/year	86,371	12,407	46,908
At end of period/year	88,810	13,080	74,917

SUPPLEMENTARY DISCLOSURE:
Interest paid	6,697	986	6,675
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,010	149	1,062